Exhibit A

Aladdin Knowledge Systems
PRESS RELEASE

Press Contact:	Investor Relations Contact:
Matthew Zintel	Mark Jones
Zintel Public Relations	Global Consulting Group
matthew.zintel@zintelpr.com	mjones@hfgcg.com
310.574.8888	646.284.9414

FOR IMMEDIATE RELEASE

Aladdin Knowledge Systems Increases
Share Buy Back Program

Board of Directors authorizes share repurchases of up to additional $10 Million

TEL AVIV, ISRAEL, June 20, 2007, – Aladdin Knowledge Systems, Ltd. (NASDAQ: ALDN), the leader in Software DRM, USB-based authentication, and secure Web gateways, today announced the Company’s Board of Directors has increased its Ordinary Share repurchase authorization by up to $10,000,000.

On April 1, 2007, the Company’s board authorized the repurchase of Ordinary Shares of the Company for an aggregate purchase price not to exceed $10,000,000 or for a maximum aggregate of 500,000 shares. The combined total authorization is now $20,000,000. To date, the Company has repurchased approximately 465,000 shares.

Yanki Margalit, Chairman and CEO of Aladdin Knowledge Systems, said, “Aladdin’s board continues to see fundamental value represented in the current share price and the increased buy back authorization is further evidence of our commitment to enhancing long-term shareholder value.”

Purchases shall be made periodically in the open market, based on market conditions, share price and other factors. Purchases shall be made in compliance with the applicable provisions of Section 302 of the Israeli Companies Law, 1999, the applicable provisions of Rule 10b-18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Regulation M promulgated under the Exchange Act. In accordance with the Israeli law, shares to be purchased by the Company under the buy back program shall not confer upon the Company any voting rights (although entitle the Company to participation rights upon distribution). As of March 31, 2007 Aladdin had approximately 14,691,738 ordinary shares outstanding.

About Aladdin
Aladdin Knowledge Systems’ Software Rights Management products are the #1 choice of software developers and publishers to protect intellectual property, increase revenues, and reduce losses from software piracy. Aladdin eToken is the world’s #1 USB-based authentication solution. The Aladdin eSafe secure Web gateway provides the most advanced protection against the latest Web-based threats and attacks. Aladdin has offices in 12 countries, a worldwide network of channel partners, and has won numerous awards for innovation. For more information, visit the Aladdin Web site at www.Aladdin.com.

Safe Harbor Statement
Certain information presented herein constitutes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include general economic and business conditions, the loss of market share, changes in the competitive landscape and other factors over which the company has little or no control. For more information, please refer to the Company’s filings with the Securities and Exchange Commission, which are available on the Commission’s website at www.sec.gov.

The approved share buy back plan does not obligate Aladdin to repurchase any particular amount of ordinary shares and the Company maintains the right to suspend or discontinue the plan at any time.

©2007 Aladdin Knowledge Systems, Ltd. All rights reserved. Aladdin Knowledge Systems and the Aladdin logo are trademarks or registered trademarks of Aladdin Knowledge Systems, Ltd. All other product and brand names mentioned in this document are trademarks or registered trademarks of their respective owners.